

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Wei Kwang Ng
Chief Executive Officer
Plutonian Acquisition Corp.
1441 Broadway 3rd, 5th & 6th Floors
New York , NY 10018

> **Re: Plutonian Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-41554**

Dear Wei Kwang Ng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction